 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.1)

MUSTANG ALLIANCES, INC.
(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value
(Title of Class of Securities)

628187106
 (CUSIP Number)

410 Park Avenue, 15th Floor
New York, New York 10022
Telephone: (888) 251-3422
Facsimile: (516) 887-8250
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 24, 2010
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission by Leonard Sternheim, with respect to Mustang Alliances, Inc. (the “Issuer” or the “Company”), on December 6, 2010 (the “Schedule 13D”). Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Cusip No. 628187106

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Leonard Sternheim

2. Check the Appropriate Box if a Member of a Group (See Instructions)
                              (a) [__]     (b) [__]

3. SEC Use Only

4. Source of Funds (See Instructions)
   PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization:
    United States

7. Sole Voting Power
44,500,000

Number of	8. Shared Voting Power
Shares Beneficially	-0-
Owned By Each
Reporting	9. Sole Dispositive Power
Person	44,500,000

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
44,500,000 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
41.5% of the issued and outstanding shares of common stock1

14. Type of Reporting Person (See Instructions)
       IN

1 Based on 107,200,000 shares of common stock outstanding as of February 21, 2011

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

Pursuant to a Stock Purchase Agreement, dated November 29, 2010, by and between the Reporting Person and Joseph Levi, the Reporting Person acquired 7,500,000 shares of the common stock of the Issuer.  As a result of such transaction, the Reporting Person acquired a controlling interest of 68.812% of the issued and outstanding share capital of the Issuer.  Such purchase was made for investment purposes.  On January 3, 2011, the Issuer implemented a 1 for 8 share dividend or forward stock split of its issued and outstanding common stock to the holders of record as of December 27, 2010. As a result, the Reporting Person owned 60,000,000 shares of the Issuer’s common stock.

On December 24, 2010, the Reporting Person sold 10,000,000 shares of common stock to Zegal & Ross Capital LLC (“Zegal & Ross”) in consideration for the purchase price of $1,500.  Zegal & Ross acquired an interest of 9.3% of the issued and outstanding share capital of the Issuer.

On January 31, 2011, the Reporting Person entered into a Stock Purchase Agreement with MEM Mining Partners LLC (“MEM Mining”), pursuant to which he sold Four Million (4,000,000) shares of the Issuer’s common stock to MEM Mining, in consideration for the purchase price of $1,000. MEM Mining acquired an interest of 3.7% of the issued and outstanding share capital of the Issuer. Such purchase was made for investment purposes.

On February 7, 2011, the Reporting Person entered into a Stock Purchase Agreement with Mark Holcombe, pursuant to which he sold One Million Five Hundred Thousand (1,500,000) shares of the Issuer’s common stock to Mr. Holcombe, in consideration for the purchase price of $1,500. Mr. Holcombe acquired an interest of 1.3% of the issued and outstanding share capital of the Issuer. Such purchase was made for investment purposes.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

(a) The Issuer has 107,200,000 issued and outstanding shares of common stock.  As a result of the transactions discussed in Item 4, the Reporting Person owns 44,500,000 shares (representing 41.5%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following at the end of such item:

Stock Purchase Agreement dated January 31, 2011, by and among Leonard Sternheim and Mining Partners LLC.

Stock Purchase Agreement dated February 7, 2011, by and among Leonard Sternheim and Mark Holcombe.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following at the end of such item:

Stock Purchase Agreement dated January 31, 2011, by and among Leonard Sternheim and MEM Mining Partners LLC.

Stock Purchase Agreement dated February 7, 2011, by and among Leonard Sternheim and Mark Holcombe.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2011	By:	/s/ Leonard Sternheim
Name: Leonard Sternheim

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this "Agreement") dated as of January 31, 2011, between Leonard Sternheim (the "Seller") and MEM Mining Partners LLC (the "Purchaser").

RECITALS

A. Leonard. Sternheim is the legal. and beneficial owner of 4,000,000 of the issued and outstanding shares of Mustang Alliances Inc., a. Nevada corporation (the "Company").

B. Pursuant to the terms and conditions of this Agreement, Seller desires to sell, and Purchaser desires to purchase, all of the Seller's rights, title, and interest in and to all of the Shares as further described herein.

NOW, THEREFORE, in consideration. of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

1.   Agreement to Purchase and Sell at the Closing. Subject to the terms and conditions of this Agreement, at the Closing (hereafter defined), Seller shall sell., assign, transfer, convey, and deliver to Purchaser, and Purchaser shall accept and purchase, the Shares and any and all rights in. the Shares to which Seller is entitled, and by doing so Seller shall be deemed to have assigned all of his rights, titles and interests in and to the Shares to Purchaser. Such sale of the Shares shall, be evidenced by stock certificates, duly endorsed. in blank or accompanied by stock powers duly executed in blank or other instruments of transfer in form and substance reasonably satisfactory to Purchaser,

2.            Consideration, In consideration for the sale of the Shares, Purchaser shall deliver to Seller (the "Purchase Price") an aggregate of One Thousand Dollars ($1000).

3.            Closing; Deliveries.

(a) The purchase and sale of the Shares shall, be held simultaneously with the execution of this Agreement (the "Closing").

(b) At the Closing:

(1)    Seller shall deliver to Purchaser (A) stock certificates evidencing the Shares, duly endorsed in blank or accompanied. by stock powers duly executed in blank, or other instruments of transfer in form. and substance reasonably satisfactory to Purchaser, (B) any documentary evidence of the due recordation in the Company's share register of Purchaser's full and unrestricted title to the Shares, and (C) such other d.ocum.ents as may be required under applicable law or reasonably requested by Purchaser.

(2)   (A) any documentary evidence of the due recordation in the Company's share register of Purchasers' full and unrestricted title to the Shares, and (B) such other documents as may be required under applicable law or reasonably requested by Purchaser,

(3)   Purchaser shall deliver to Seller the Purchase Price immediately available funds.

4.   Representations and of Seller. As an inducement to Purchaser to enter into this Agreement and to consummate the transactions contemplated herein, Seller hereby represents and warrants to Purchaser as follows:

4.1   Authority. Seller has the right, power, authority and capacity to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform his obligations under this Agreement. This Agreement constitutes the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with the terms hereof.

4.2   Ownership. Seller is the sole record. and beneficial. owner of the Shares, has good and marketable title to the Shares, free and clear of all Encumbrances (hereafter defined), other than, applicable restrictions under applicable securities laws, and has full legal right and power to sell, transfer and deliver the Shares to Purchaser in accordance with this Agreement. "Encumbrances" means any hens, pledges, hypothecations, charges, adverse claims, options, preferential arrangements or restrictions of any kind, including, without limitation, any restriction of the use, voting, transfer, receipt of income or other exercise of any attributes of ownership. Upon the execution and delivery of this Agreement, Purchaser will receive good and marketable title to the Shares, free and clear of an Encumbrances, other than restrictions imposed pursuant to any applicable securities laws and regulations. There are no stockholders' agreements, voting trust, proxies, options, rights of first refusal or any other agreements or understandings with respect to the Shares.

4.3   Valid Issuance. The Shares are duly authorized, validly issued, fully paid and non-assessable, and. were not issued in violation of any preemptive or similar rights.

4.4   No Conflict. None of the execution, delivery, or performance of this Agreement, and the consummation of the transactions contemplated hereby, conflicts or will conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach or violation of (i) any instrument, contract or agreement to which the Seller is a. party or by which he is bound, or to which the Shares are subject; or (ii) any federal, state, local or foreign law, ordinance, judgment, decree, order, statute, or regulation, or that of any other governmental body or authority, applicable to the Seller or the Shares.

4.5   No consent. No consent, approval, authorization or order of; or any filing or declaration with any governmental authority or any other person is required for the consummation by the Seller of any of the transactions on its part contemplated under. this Agreement,

4.6   No General Solicitation or Advertising. Neither any Seller nor any of its affiliates nor any person acting on its or their behalf (i) has conducted. or will conduct any general solicitation (as that term is used in Rule 502(c) of Regulation D) or general advertising with respect to any of the Shares, or (ii) made any offers or sales of any security or solicited any offers to buy any security under any circumstances that would require registration of the Shares under the Securities Act of 1933, as amended (the "Securities Act").

4.7   Full Disclosure. No representation or warranty of the Sellers to the Purchaser in this Agreement omits to state a material fact necessary to make the statements herein, in light of the circumstances in which they were made, not misleading. There is no fact known to the Seller that has specific application to the Shares or the Company that materially adversely affects or, as far as can be reasonably foreseen, materially threatens the Shares or the Company that has not been set forth in this Agreement.

4.8   Due Organization. The Company is duly organized, validly existing and in good standing under the laws of the State of Nevada, with full power and authority to own, lease, use and operate its properties and to carry on its business as and where now owned, leased, used, operated. and conducted. The Company does not own, directly or indirectly, any capital stock of any corporation or any equity, profit sharing, participation or other interest in any corporation, partnership, limited. liability company, joint venture or other entity.

4.9   Capitalization. The Company's authorized capital consists of (a.) 500,000,000 shares of common stock authorized (the "Common Stock"), of which 1.07,200,000 shares are issued and outstanding, 84,000,000 of which are restricted. under the Securities Act, (i) with each holder thereof being entitled to cast one vote for each share held on all matters properly submitted to the shareholders for their vote; and. (ii) there being no pre-preemptive rights and. no cumulative voting; and (b) 5,000,000 million shares of preferred stock, none of which are issued and outstanding. The Company has no shares reserved for issuance pursuant to a stock option plan or pursuant to securities exercisable for, or convertible into or exchangeable for shares of Common Stock. All of the issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable. No shares of capital stock of the Company are subject to preemptive rights or any other similar rights. There are (i) no outstanding options, warrants, scrip, rights to subscribe for, puts, calls, rights of first refusal, agreements, understandings, claims or other commitments or rights of any character whatsoever relating to, or securities or rights convertible into or exchangeable for any shares of capital stock of the Company or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company, (ii) no agreements or arrangements under which the Company is obligated to register the sale of any of its or their securities under the Securities Act, and (iii) no anti-dilution or price adjustment provisions contained in any security issued by the Company (or in any a.greem.ent providing any such rights).

4.10   The Shares. Upon the consummation of the transactions contemplated herein, Purchaser will own 4,000,000 of the issued and outstanding share capital of the Company on a fully-diluted basis, free and clear of any Encumbrances, other than those created by applicable federal and state securities laws.

4.11   SEC Documents. The Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the Securities and Exchange Commission (the "SEC") pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") (all of the foregoing filed prior to the date hereof and all exhibits included therein and. financial statements. and schedules thereto and documents (other than exhibits to such documents) incorporated by reference therein, being hereinafter referred to herein as the "SEC Documents"). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1.934 Act and. the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and. none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the statements made in any such SEC Documents is, or has been, required to be amended or updated under applicable law (except for such statements as have been amended or updated in subsequent filings prior the date hereof). The Company has not received any communication from the SEC, NASD or any other regulatory authority regarding any SEC Document or any disclosure contained therein. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and, regulations of the SEC with, respect thereto. Such financial statements have been prepared in accordance with United States generally accepted accounting principles, consistently applied, during th.e periods involved. (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of th.e Company as of the dates thereof and the results of their operations and cash f.ows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

4.12   Employees. The Corn.pany does not (i) have any employees, (ii) owe any compensation of any kind., deferred or otherwise, to any person, including without limitation., agents, representatives, consultants, accountants and attorneys, (iii) have any written or oral employment agreement with any person„ nor (iv) is it a party to or bound by any collective bargaining agreement

4.1.3   Intellectual Property. The Company does not own, use or possesses any licenses or rights to use any patents, patent applications, patent rights, inventions, know-how, trade secrets, trademarks, trademark applications, service marks, service names, trade names and copyrights ("Intellectual Property"). There is no claim or action by any person. pertaining to, or proceeding pending or threatened, which. challenges the right of the Company with respect to any Intellectual, Property.

4.14   Contracts; Liabilities. The Company is not a party to any contract, arrangement or agreement, whether oral or in writing, including without limitation, loan agreements, credit lines, promissory notes, mortgages, pledges, guarantees, security agreements, factoring agreements, letters of credit, powers of attorney or other arrangements to loan. or borrow money or extend credit.

4.15   Tax Reports. The Company has made or filed, all federal, state and foreign income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations. There are no and will be no taxes due as a result of the transactions contemplated by this Agreement. There are no unpaid taxes claimed to be due by the taxing authority of any jurisdiction, and neither Seller knows of no basis for any such. claim.. The Company has not executed, a waiver with respect to the statute of limitations relating to the assessment or collection of any foreign, federal., state or local tax. None of the Company's tax returns is presently being audited by any taxing authority.

4.16   Real Property. The Company does not own any real or personal property.

5.   Representations and Warranties of Purchaser. As an inducement to Seller to enter into this Agreement and to consummate the transactions contemplated herein, Purchaser represents and. warrants to Seller as follows:

5.1   Authority. Purchaser has the right, power, authority and capacity to execute and deliver this Agreement, to consummate the transactions contemplated. hereby and. to perform his obligations under this Agreement. This Agreement constitutes the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with the terms hereof.

5.2   No Consent. No consent, approval, authorization or order of, or any filing or declaration with any governmental authority or any other person is required for the consummation by the Purchaser of any of the transactions on its part contemplated under this Agreement.

5.3   No Conflict. None of the execution, delivery, or performance of this Agreement, and the consummation of the transactions contemplated hereby, conflicts or will conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach Or violation of (i) any instrument, contract or agreement to which Purchaser is a party or by which he is bound; or (ii) any federal, state, local or foreign law, ordinance, judgment, decree, order, statute, or regulation, or that of any other governmental body or authority, applicable to Purchaser.

5.4   Potential. Loss of Investment. Purchaser understands that an investment in the Shares is a speculative investment which involves a high degree of risk and the potential loss of his entire investment.

5.5   Receipt of Information. Purchaser has received all documents, records, books and other information pertaining to his investment that has been requested by the Purchaser, including without limitation, the SEC filings made by the Company. Purchaser further agrees and acknowledges that the Company is a shell company and has no assets.

5.6   No Advertising. At no time was the Purchaser presented with or solicited by any leaflet, newspaper or magazine article, radio or television advertisement, or any other form of general advertising or solicited or invited to attend a promotional meeting otherwise than in connection and concurrently with such communicated offer.

5.7   Investment Experience. The Purchaser (either by himself or with his advisors) is (i) experienced in making investments of the kind described in this Agreement, (ii.) able, by reason of his business and financial experience to protect his own interests in connection with the transactions described in this Agreement, and (iii) able to afford the entire loss of his investment in the Shares.

5.8   Restricted Securities. Purchaser understands that the Shares are restricted and have not been registered under the Securities Act or registered or qualified under any the securities laws of any state or other jurisdiction, are "restricted securities," and cannot be resold or otherwise transferred unless they are registered under the Securities Act, and registered or qualified under any other applicable securities laws, or an exemption from such registration and. qualification is available. Each certificate for any of the restricted Shares shall bear a legend to the foregoing effect.

5.9   Investment Purposes. The Purchaser is acquiring the restricted Shares for his own account as principal, not as a nominee or agent, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof in whole or in part and no other person has a. direct or indirect beneficial interest in the amount of restricted Shares the Purchaser is acquiring herein. Further, the Purch.aser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the restricted Shares the Purchaser is acquiring.

5.10   Accredited Investor. The Purchaser is an accredited investor, as defined in Rule 501 promulgated. under the Act, as indicated on the Investor Questionnaire set forth after the signature page hereto.

6.   Indemnification; Survival.

6.1    Indemnification. Each party hereto shall jointly and severally indemnify and bold harmless the other party and such other party's agents, beneficiaries, affiliates, representatives and their respective successors and assigns (collectively, the "Indemnified Persons") from and. against any and all damages, losses, liabilities, taxes and costs and expenses (including, without limitation, attorneys' fees and costs) (collectively, "Losses") resulting directly or indirectly from (a) any inaccuracy, misrepresentation, breach of warranty or non-f llfiliment of any of the representations and warranties of such party in this Agreement, or any actions, omissions or statements of fact inconsistent with in any material respect any such representation or warranty, (b) any failure by such party to perform or comply with any agreement, covenant or obligation in this Agreement.

6.2   Survival. All representations, warranties, covenants and agreements of the parties contained herein or in any other certificate or document delivered pursuant hereto shall survive the date hereof until the expiration of the applicable statute of limitations.

7.   Miscellaneous.

7.1   Further Assurances. From time to time, whether at or following the Closing, each party shall make reasonable commercial efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all. things reasonably necessary, proper or advisable, including as required by applicable laws, to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

7.2   Notices. All notices or other communications required or .permitted hereunder shall be in writing shall be deemed duly given (a) if by personal, delivery, when so delivered, (b) if mailed, three (3) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below, or (c) if sent through an overnight delivery service in circumstances to which such service guarantees next day delivery, the day following being so sent to the addresses of the parties as indicated. on the signature page hereto. Any party may change the address to which -notices and other communications hereunder are to be delivered by giving the other parties notice in the manner herein, set forth.

7.3   Choice of Law Jurisdiction. This Agreement shall be governed, construed and enforced in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law. Each of the parties agree to submit to the jurisdiction. of the federal or state courts located in the City of New York in any actions or proceedings arising out of or relating to this Agreement. Each of the parties, by execution and delivery of this Agreement, expressly and irrevocably (i) consents and submits to the personal jurisdiction of any of such courts in any such action or proceeding; (ii) consents to the service of any complaint, summons, notice or other process relating to any such action or proceeding by delivery thereof to such party as set forth in Section 7.2 above and (iii) waives any claim or defense in. any such action or proceeding based on any alleged. lack of personal jurisdiction, improper venue or forum non con,venien.s or any similar basis. EACH OF THE UNDERSIGNED HEREBY WAIVES FOR ITSELF AND ITS PERMITTED SUCCESSORS AND ASSIGNS THE RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING INSTITUTED IN CONNECTION WITH THIS AGREEMENT.

7.4   Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties in respect of the transactions contemplated hereby and supersedes all prior and contemporaneous agreements, arrangements and understandings of the parties relating to the subject matter hereof. No representation, promise, inducement, waiver of rights, agreement or statement of intention has been made by any of the parties which is not expressly embodied in this Agreement.

7.5   Assignment. Each party's rights and obligations under this Agreement shall not be assigned or delegated, by operation of law or otherwise, without the other party's prior written consent, and. any such assignment or attempted assignment shall be void, of no force or . effect, and shall. constitute a. material default by such party.

7.6   Amendments. This Agreement may be amended, modified, superseded or cancelled., and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the parties hereto.

7.7   Waivers. The failure of any party at any time or times to require performance of any provision hereof sh.all in no manner affect the right at a later tim.e to enforce the same. No waiver by any party of any condition, or the breach of any term, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other term, covenant, representation or warranty of this Agreement.

7.8   Counterparts. This Agreement may be executed simultaneously in two or more counterparts and by facsimile, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument,

7.9   Severability. If any term, provisions, coven.ant or restriction of this Agreement is held by a court. of competent jurisdiction or other authority to be invalid., void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination., the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

7.10   Interpretation. The parties agree that this Agreement shall be deemed to have been jointly and equally drafted by them, and that the provisions of this Agreement therefore shall not be construed, against a party or parties on the ground that such party or parties drafted or was more responsible for the drafting of any such provision.(s). The parties further agree that they have each carefully read the terms and conditions of this Agreement, that they know and understand the contents and effect of this Agreement and. that the legal effect of this Agreement has been fully explained to its satisfaction by counsel of its own choosing.

[Remainder of Page Intentionally Omitted,- Signature Page to Follow]

IN WITNESS WHEREOF, the parties have duly executed this Stock Purchase Agreement as of the date first above written..

/s/ Leonard Sternheim
Leonard Sternheim

/s/ MEM Mining Partners LLC
MEM Mining Partners LLC

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this "Agreement") dated as of February 7th 2011, between Leonard Sternheim (the "Seller") and Mark Holcombe (the "Purchaser").

RECITALS

A. Leonard Sternheim is the legal and beneficial owner of 1,500,000 of the issued and outstanding shares of Mustang Alliances Inc., a Nevada corporation (the "Company").

B. Pursuant to the terms and conditions of this Agreement, Seller desires to sell, and Purchaser desires to purchase, all of the Seller's rights, title, and interest in and to all of the Shares as further described herein.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

1.            Agreement to Purchase and Sell at the Closing. Subject to the terms and conditions of this Agreement, at the Closing (hereafter defined), Seller shall sell, assign, transfer, convey, and deliver to Purchaser, and Purchaser shall accept and purchase, the Shares and any and all rights in the Shares to which Seller is entitled, and by doing so Seller shall be deemed to have assigned all of his rights, titles and interests in and to the Shares to Purchaser. Such sale of the Shares shall be evidenced by stock certificates, duly endorsed in blank or accompanied by stock powers duly executed in blank or other instruments of transfer in form and substance reasonably satisfactory to Purchaser.

2.            Consideration. In consideration for the sale of the Shares, Purchaser shall deliver to Seller (the "Purchase Price") an aggregate of Fifteen hundred dollars ($1,500).

3.            Closing; Deliveries.

(a) The purchase and sale of the Shares shall be held simultaneously with the execution of this Agreement (the "Closing").

(b) At the Closing:

(1)   Seller shall deliver to Purchaser (A) stock certificates evidencing the Shares, duly endorsed in blank or accompanied by stock powers duly executed in blank, or other instruments of transfer in form and substance reasonably satisfactory to Purchaser, (B) any documentary evidence of the due recordation in the Company's share register of Purchaser's full and unrestricted title to the Shares, and (C) such other documents as may be required under applicable law or reasonably requested by Purchaser such other documents as may be required under applicable law or reasonably requested by Purchaser.

(2)    (A) any documentary evidence of the due recordation in the Company's share register of Purchasers' full and unrestricted title to the Shares, and (B) such other documents as may be required under applicable law or reasonably requested by Purchaser.

(3)    Purchaser shall deliver to Seller the Purchase Price immediately available funds.

4.   Representations and Warranties of Seller. As an inducement to Purchaser to enter into this Agreement and to consummate the transactions contemplated herein, Seller hereby represents and warrants to Purchaser as follows:

4.1   Authority. Seller has the right, power, authority and capacity to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform his obligations under this Agreement. This Agreement constitutes the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with the terms hereof.

4.2   Ownership. Seller is the sole record and beneficial owner of the Shares, has good and marketable title to the Shares, free and clear of all Encumbrances (hereafter defined), other than applicable restrictions under applicable securities laws, and has full legal right and power to sell, transfer and deliver the Shares to Purchaser in accordance with this Agreement. "Encumbrances" means any liens, pledges, hypothecations, charges, adverse claims, options, preferential arrangements or restrictions of any kind, including, without limitation, any restriction of the use, voting, transfer, receipt of income or other exercise of any attributes of ownership. Upon the execution and delivery of this Agreement, Purchaser will receive good and marketable title to the Shares, free and clear of all Encumbrances, other than restrictions imposed pursuant to any applicable securities laws and regulations. There are no stockholders' agreements, voting trust, proxies, options, rights of first refusal or any other agreements or understandings with respect to the Shares.

4.3   Valid Issuance. The Shares are duly authorized, validly issued, fully paid and non-assessable, and were not issued in violation of any preemptive or similar rights.

4.4   No Conflict. None of the execution, delivery, or performance of this Agreement, and the consummation of the transactions contemplated hereby, conflicts or will conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach or violation of (i) any instrument, contract or agreement to which the Seller is a party or by which he is bound, or to which the Shares are subject; or (ii) any federal, state, local or foreign law, ordinance, judgment, decree, order, statute, or regulation, or that of any other governmental body or authority, applicable to the Seller or the Shares.

4.5   No Consent. No consent, approval, authorization or order of, or any filing or declaration with any governmental authority or any other person is required for the consummation by the Seller of any of the transactions on its part contemplated under this Agreement.

4.6   No General Solicitation or Advertising. Neither any Seller nor any of its affiliates nor any person acting on its or their behalf (i) has conducted or will conduct any general solicitation (as that term is used in Rule 502(c) of Regulation D) or general advertising with respect to any of the Shares, or (ii) made any offers or sales of any security or solicited any offers to buy any security under any circumstances that would require registration of the Shares under the Securities Act of 1933, as amended (the "Securities Act").

4.7   Full Disclosure. No representation or warranty of the Sellers to the Purchaser in this Agreement omits to state a material fact necessary to make the statements herein, in light of the circumstances in which they were made, not misleading. There is no fact known to the Seller that has specific application to the Shares or the Company that materially adversely affects or, as far as can be reasonably foreseen, materially threatens the Shares or the Company that has not been set forth in this Agreement.

4.8   Due Organization. The Company is duly organized, validly existing and in good standing under the laws of the State of Nevada, with full power and authority to own, lease, use and operate its properties and to carry on its business as and where now owned, leased, used, operated and conducted. The Company does not own, directly or indirectly, any capital stock of any corporation or any equity, profit sharing, participation or other interest in any corporation, partnership, limited liability company, joint venture or other entity.

4.9   Capitalization. The Company's authorized capital consists of (a) 500,000,000 shares of common stock authorized (the "Common Stock"), of which 107.200,000 shares are issued and outstanding, 84,000,000 of which are restricted under the Securities Act, (i) with each holder thereof being entitled to cast one vote for each share held on all matters properly submitted to the shareholders for their vote; and (ii) there being no pre-preemptive rights and no cumulative voting; and (b) 5,000,000 million shares of preferred stock, none of which are issued and outstanding. The Company has no shares reserved for issuance pursuant to a stock option plan or pursuant to securities exercisable for, or convertible into or exchangeable for shares of Common Stock. All of the issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable. No shares of capital stock of the Company are subject to preemptive rights or any other similar rights. There are (i) no outstanding options, warrants, scrip, rights to subscribe for, puts, calls, rights of first refusal. agreements, understandings, claims or other commitments or rights of any character whatsoever relating to, or securities or rights convertible into or exchangeable for any shares of capital stock of the Company or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company. (ii) no agreements or arrangements under which the Company is obligated to register the sale of any of its or their securities under the Securities Act, and (iii) no anti-dilution or price adjustment provisions contained in any security issued by the Company (or in any agreement providing any such rights).

4.10   The Shares. Upon the consummation of the transactions contemplated herein, Purchaser will own 1,500,000 of the issued and outstanding share capital of the Company on a fully-diluted basis, free and clear of any Encumbrances, other than those created by applicable federal and state securities laws.

4.11   SEC Documents. The Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the Securities and Exchange Commission (the "SEC") pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents (other than exhibits to such documents) incorporated by reference therein, being hereinafter referred to herein as the "SEC Documents"). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the statements made in any such SEC Documents is, or has been, required to be amended or updated under applicable law (except for such statements as have been amended or updated in subsequent filings prior the date hereof). The Company has not received any communication from the SEC, NASD or any other regulatory authority regarding any SEC Document or any disclosure contained therein. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with United States generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

4.12   Employees. The Company does not (i) have any employees, (ii) owe any compensation of any kind, deferred or otherwise, to any person, including without limitation, agents, representatives, consultants, accountants and attorneys, (iii) have any written or oral employment agreement with any person, nor (iv) is it a party to or bound by any collective bargaining agreement.

4.13   Intellectual Property. The Company does not own, use or possesses any licenses or rights to use any patents, patent applications, patent rights, inventions, know-how, trade secrets, trademarks, trademark applications, service marks, service names, trade names and copyrights ("Intellectual Property"). There is no claim or action by any person pertaining to, or proceeding pending or threatened, which challenges the right of the Company with respect to any Intellectual Property.

4.14   Contracts; Liabilities. The Company is not a party to any contract, arrangement or agreement, whether oral or in writing, including without limitation, loan agreements, credit lines, promissory notes, mortgages, pledges, guarantees, security agreements, factoring agreements, letters of credit, powers of attorney or other arrangements to loan or borrow money or extend credit.

4.15   Tax Reports. The Company has made or filed all federal, state and foreign income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations. There are no and will be no taxes due as a result of the transactions contemplated by this Agreement. There are no unpaid taxes claimed to be due by the taxing authority of any jurisdiction, and neither Seller knows of no basis for any such claim. The Company has not executed a waiver with respect to the statute of limitations relating to the assessment or collection of any foreign, federal, state or local tax. None of the Company's tax returns is presently being audited by any taxing authority.

4.16   Real Property. The Company does not own any real or personal property.

5.   Representations and Warranties of Purchaser. As an inducement to Seller to enter into this Agreement and to consummate the transactions contemplated herein, Purchaser represents and warrants to Seller as follows:

5.1   Authority. Purchaser has the right, power, authority and capacity to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform his obligations under this Agreement. This Agreement constitutes the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with the terms hereof.

5.2   No Consent. No consent, approval, authorization or order of, or any filing or declaration with any governmental authority or any other person is required for the consummation by the Purchaser of any of the transactions on its part contemplated under this Agreement.

5.3   No Conflict. None of the execution, delivery, or performance of this Agreement, and the consummation of the transactions contemplated hereby, conflicts or will conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach or violation of (i) any instrument, contract or agreement to which Purchaser is a party or by which he is bound; or (ii) any federal, state, local or foreign law, ordinance, judgment, decree, order, statute, or regulation, or that of any other governmental body or authority, applicable to Purchaser.

5.4   Potential Loss of Investment. Purchaser understands that an investment in the Shares is a speculative investment which involves a high degree of risk and the potential loss of his entire investment.

5.5   Receipt of Information. Purchaser has received all documents, records, books and other information pertaining to his investment that has been requested by the Purchaser, including without limitation, the SEC filings made by the Company. Purchaser further agrees and acknowledges that the Company is a shell company and has no assets.

5.6   No Advertising. At no time was the Purchaser presented with or solicited by any leaflet, newspaper or magazine article, radio or television advertisement, or any other form of general advertising or solicited or invited to attend a promotional meeting otherwise than in connection and concurrently with such communicated offer.

5.7   Investment Experience. The Purchaser (either by himself or with his advisors) is (i) experienced in making investments of the kind described in this Agreement, (ii) able, by reason of his business and financial experience to protect his own interests in connection with the transactions described in this Agreement, and (iii) able to afford the entire loss of his investment in the Shares.

5.8   Restricted Securities. Purchaser understands that the Shares are restricted and have not been registered under the Securities Act or registered or qualified under any the securities laws of any state or other jurisdiction, are "restricted securities," and cannot be resold or otherwise transferred unless they are registered under the Securities Act, and registered or qualified under any other applicable securities laws, or an exemption from such registration and qualification is available. Each certificate for any of the restricted Shares shall bear a legend to the foregoing effect.

5.9   Investment Purposes. The Purchaser is acquiring the restricted Shares for his own account as principal, not as a nominee or agent, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof in whole or in part and no other person has a direct or indirect beneficial interest in the amount of restricted Shares the Purchaser is acquiring herein. Further, the Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the restricted Shares the Purchaser is acquiring.

5.10   Accredited Investor. The Purchaser is an accredited investor, as defined in Rule 501 promulgated under the Act, as indicated on the Investor Questionnaire set forth after the signature page hereto.

6.   Indemnification: Survival.

6.1   Indemnification. Each party hereto shall jointly and severally indemnify and hold harmless the other party and such other party's agents, beneficiaries, affiliates, representatives and their respective successors and assigns (collectively, the -Indemnified Persons") from and against any and all damages, losses, liabilities, taxes and costs and expenses (including, without limitation, attorneys' fees and costs) (collectively, "Losses") resulting directly or indirectly from (a) any inaccuracy, misrepresentation, breach of warranty or nonfulfillment of any of the representations and warranties of such party in this Agreement, or any actions, omissions or statements of fact inconsistent with in any material respect any such representation or warranty, (b) any failure by such party to perform or comply with any agreement, covenant or obligation in this Agreement.

6.2   Survival. All representations, warranties, covenants and agreements of the parties contained herein or in any other certificate or document delivered pursuant hereto shall survive the date hereof until the expiration of the applicable statute of limitations.

7.   Miscellaneous.

7.1   Further Assurances. From time to time, whether at or following the Closing, each party shall make reasonable commercial efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable, including as required by applicable laws, to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

7.2   Notices. All notices or other communications required or permitted hereunder shall be in writing shall be deemed duly given (a) if by personal delivery, when so delivered, (b) if mailed, three (3) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below, or (c) if sent through an overnight delivery service in circumstances to which such service guarantees next day delivery, the day following being so sent to the addresses of the parties as indicated on the signature page hereto. Any party may change the address to which notices and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

7.3   Choice of Law; Jurisdiction. This Agreement shall be governed, construed and enforced in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law. Each of the parties agree to submit to the jurisdiction of the federal or state courts located in the City of New York in any actions or proceedings arising out of or relating to this Agreement. Each of the parties, by execution and delivery of this Agreement, expressly and irrevocably (i) consents and submits to the personal jurisdiction of any of such courts in any such action or proceeding; (ii) consents to the service of any complaint, summons, notice or other process relating to any such action or proceeding by delivery thereof to such party as set forth in Section 7.2 above and (iii) waives any claim or defense in any such action or proceeding based on any alleged lack of personal jurisdiction, improper venue or forum non conveniens or any similar basis. EACH OF THE UNDERSIGNED HEREBY WAIVES FOR ITSELF AND ITS PERMITTED SUCCESSORS AND ASSIGNS THE RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING INSTITUTED IN CONNECTION WITH THIS AGREEMENT.

7.4   Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties in respect of the transactions contemplated hereby and supersedes all prior and contemporaneous agreements, arrangements and understandings of the parties relating to the subject matter hereof. No representation, promise, inducement, waiver of rights, agreement or statement of intention has been made by any of the parties which is not expressly embodied in this Agreement.

7.5   Assignment. Each party's rights and obligations under this Agreement shall not be assigned or delegated, by operation of law or otherwise, without the other party's prior written consent, and any such assignment or attempted assignment shall be void, of no force or effect, and shall constitute a material default by such party.

7.6   Amendments. This Agreement may be amended, modified, superseded or cancelled, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the parties hereto.

7.7   Waivers. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. No waiver by any party of any condition, or the breach of any term, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other term, covenant, representation or warranty of this Agreement.

7.8   Counterparts. This Agreement may be executed simultaneously in two or more counterparts and by facsimile, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.9   Severability. If any term, provisions, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

7.10   Interpretation. The parties agree that this Agreement shall be deemed to have been jointly and equally drafted by them, and that the provisions of this Agreement therefore shall not be construed against a party or parties on the ground that such party or parties drafted or was more responsible for the drafting of any such provision(s). The parties further agree that they have each carefully read the terms and conditions of this Agreement, that they know and understand the contents and effect of this Agreement and that the legal effect of this Agreement has been fully explained to its satisfaction by counsel of its own choosing.

[Remainder of Page Intentionally Omitted; Signature Page to Follow]

IN WITNESS WHEREOF, the parties have duly executed this Stock Purchase Agreement as of the date first above written.

By:	/s/ Leonard Sternheim
Leonard Sternheim

/s/ Mark Holcombe
Mark Holcombe

ACCREDITED INVESTOR STATUS

Leonard Sternheim represents and warrants that he is an Accredited Investor on the basis that he is (check one):

   (i) A bank as defined in Section 3(aX2) of the Act, or a savings and loan association or other institution as defined in Section 3(aX5XA) of the Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; an insurance company as defined in Section 2(13) of the Act; an investment company registered under the Investment Company Act of 1940 (the "Investment Company Act") or a business development company as defined in Section 2(a)(48) of the Investment Company Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; a plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 ("ERISA"), if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors.

   (ii) A private business development company as defined in Section 202(aX22) of the Investment Advisers Act of 1940.

   (iii) An organization described in Section 501(cX3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.

   (iv) A director or executive officer of the Company.

 ✓ (v) A natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his or her purchase exceeds $1,000,000.

 ✓ (vi) A natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.

   (vii) A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) (i.e., a person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment).

   (viii) An entity in which all of the equity owners are accredited investors. (If this alternative is checked, the Subscriber must identify each equity owner and provide statements signed by each demonstrating how each is qualified as an accredited investor. Further, the Subscriber represents that it has made such investigation as is reasonably necessary in order to verify the accuracy of this alternative.)

/s/ Mark Holcombe
Mark Holcombe